UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2015

Commission File Number: 001-37413

Concordia Healthcare Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 14, 2015, Concordia Healthcare Corp. (the “Company”) filed a Form 51-102F3 Material Change Report (the “Material Change Report”) relating to the Company’s entrance into an agreement to acquire Amdipharm Mercury Limited, on SEDAR at www.SEDAR.com. A copy of the Material Change Report is attached as Exhibit 99.1 hereto.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-10 (Registration No. 333-205596).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Healthcare Corp.

By:	/s/ Mark Thompson
Name: Mark Thompson
Title: Chief Executive Officer

Date: September 14, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report dated September 14, 2015.

99.2	Agreement for the Sale and Purchase of Amdipharm Mercury Limited

99.3	Management Warranty Deed